Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b) under the

Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is a press release issued by Trane on May 7, 2008.

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Corporate Headquarters One Centennial Avenue P.O. Box 6820 Piscataway, NJ 08855-6820

NEWS RELEASE

FOR IMMEDIATE RELEASE

TRANE SETS JUNE 5 AS DATE FOR SHAREHOLDERS TO VOTE

ON PROPOSED ACQUISITION BY INGERSOLL RAND

PISCATAWAY, N.J., May 7, 2008 – Trane Inc. (NYSE: TT) today announced that its board of directors has set Thursday, June 5, 2008, as the meeting date for shareholders to vote on the company’s proposed acquisition by Ingersoll-Rand Company Limited (NYSE: IR). The special shareholders meeting is scheduled to start at 10 a.m. EST at the Trane headquarters, One Centennial Ave., Piscataway, N.J.

Trane previously set the close of business on April 23, 2008, as the record date for determining shareholders who will be entitled to vote on the acquisition. The company plans to begin mailing the proxy statement and prospectus today to all eligible Trane shareholders. If it is approved by shareholders, the proposed acquisition is also expected to close on June 5 or as soon as administratively practical after that.

About Trane

Trane Inc. provides heating, ventilation and air conditioning (HVAC) systems and services that enhance the quality and comfort of the air in homes and buildings around the world. The company offers customers a broad range of energy-efficient HVAC systems; dehumidifying and air cleaning products; service and parts support; advanced building controls; and financing solutions. The company’s HVAC systems and services have leading positions in premium commercial, residential, institutional and industrial markets; a reputation for reliability, high quality and product innovation; and a powerful distribution network. Trane’s 2007 annual revenues were approximately $7.45 billion and the company has more than 29,000 employees worldwide. For more information, visit these Web sites: www.trane.com and www.americanstandardair.com.

On Feb.1, 2007, Trane, then known as American Standard Companies and traded on the New York Stock Exchange (NYSE) under the symbol “ASD,” announced plans to separate its three businesses. On July 31, 2007, the company completed the spinoff of its Vehicle Control Systems business as an independent company known as WABCO (NYSE:WBC). On Oct. 31, 2007, the company sold its Bath and Kitchen business to funds advised by Bain Capital Partners, LLC. On Nov. 28, 2007, the company changed its name to Trane to reflect its focus on its remaining business, Air Conditioning Systems and Services. On Dec. 17, 2007, Trane announced that it had entered into an agreement to be acquired by Ingersoll Rand (NYSE: IR).

For more information, reporters may contact: Skip Colcord, (732) 980-3065, hcolcord@trane.com, or Shelly London, (732) 980-6175, slondon@trane.com.

For more information, investors and financial analysts may contact: Bruce Fisher, (732) 980-6095, bfisher@trane.com.

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Trane Shareholders Meeting – 2

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane shareholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Ingersoll Rand’s or Trane’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Ingersoll Rand and Trane, and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

In connection with the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc., Ingersoll Rand has filed a registration statement on Form S-4 containing a proxy statement/prospectus for shareholders of Trane with the SEC, and Ingersoll Rand and Trane may be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS WELL AS THE OTHER DOCUMENTS REFERRED TO IN THE PROXY STATEMENT/PROSPECTUS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus has been mailed to Trane’s shareholders. Shareholders may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2008 annual meeting of stockholders and Ingersoll Rand’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 16, 2008 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 20, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other materials referred to in the proxy statement/prospectus.

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